Exhibit 99.1

Stevanato Group S.p.A.

"Half Year 2026 Financial Results Conference Call"

Tuesday, August 04, 2026, 14:30 CET

Moderators:	Franco Stevanato, Chairman and Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Chief Communication Officer & Senior VP of Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group Half Year 2026 Financial Results Conference Call. As a reminder, all participants are in listen-only mode, and after the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Chief Communication and IR Officer. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Chairman and Chief Executive Officer; and Marco Dal Lago, Chief Financial Officer. We have posted a presentation to accompany today's results on the Investor Relations page of our website, which can be located under the financial results tab.

I want to remind everyone that some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D Risk Factors of our most recent Annual Report on Form 20-F filed with the SEC. Please review the safe harbor statement included at the beginning of today's presentation and in our press release. The company undertakes no obligation to revise or update these forward-looking statements except as required by law.

Today's presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believes they may be helpful for investors in, evaluating the quality of our financial results, identifying trends in our performance, and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please refer to the company's most recent earnings press release. And with that, I will now hand the call over to Franco Stevanato.

Franco Stevanato:

Thank you for joining us. Today, we will review our second quarter performance, share an update on market trends in our 2 segments, including our investment projects, and discuss the current environment. Our second quarter financial results were largely in line with our expectations, highlighted by solid revenue growth and a better mix of high-value solutions that drove expanded margins and adjusted EBITDA of 26%.

Revenue grew 8% year-over-year, driven by a 9% revenue increase in the Biopharmaceutical and Diagnostic Solutions segment, which offset a slight decline in the Engineering segment. Revenue from high-value solutions grew 16% and represented 45% of total company revenue in the second quarter of 2026, driven by a 30% increase in revenue from biologics, the fastest growing end market. Revenue related to GLPs was approximately 22% to 23% of total company revenue.

As we disclosed this morning, we completed the divestiture of our California-based subsidiary, Balda C. Brewer, which specializes in contract manufacturing services primarily for consumables and point-of-care diagnostic applications. This initiative represents another step consistent with our long-term goal to continue optimizing our footprint and accelerating the transition towards more complex, differentiated, and integrated drug delivery systems. On behalf of management, I would like to thank the Balda team for their dedication and contribution to our group over the years.

Demand for injectable biologics remains strong, with more than 9,000 injectable assets in the global drug pipeline undergoing clinical evaluation or registration, and more than 60% of those are biologics. Our strategy is firmly anchored in the higher value subsets of the market, and the business is positioned as a leader in biologic applications.

The rapid growth of biologics, GLP therapies, and the increase in patient adoption of the self-administration of medicines is reshaping how pharmaceutical companies approach product development and commercialization. Drug delivery systems are playing an increasingly strategic role in the success of injectable therapies.

As a result, we see strong customer demand for integrated solutions that combine device innovation, manufacturing expertise, and supply chain reliability. We believe our broad portfolio of drug delivery platforms and our end-to-end capabilities position Stevanato Group well to support this evolution.

With this goal in mind, we are extremely happy that one of our pharmaceutical customers has received regulatory approval in several European countries for a liraglutide-based therapy that incorporates our proprietary Alina® variable-dose pen platform. The approval represents an important commercial milestone for our proprietary drug delivery systems and includes 2 Alina® variants for both diabetes and weight management applications.

This important customer project also embeds our world-class cartridge technology into the Alina® pen platform, harnessing the power of our integrated capabilities. Our proprietary devices are manufactured at our facility in Germany, which plays a pivotal role in serving our global pharma and biotech partners. While Alina® addresses the need for a variable-dose pen platform, we also see a growing market opportunity for treatments that require strict patient adherence to dosing regimens.

In response to customer feedback, we recently introduced Deora™ to meet this need. Deora™ is a novel multi-use, fixed-dose pen injector system compatible with prefilled cartridges delivering volumes up to 3 ml. This new product will take time to get to commercial stage, but we see this as a promising future opportunity.

Our customer needs are clear, pointing at solutions that enhance patient usability and adherence, de-risk supply chain, provide a better answer to new drug product requirements of modern formulations, and lastly, increase the combination product sustainability and cost efficiency profile. We believe we have the right set of expertise and competencies to support our customers with a broader and unique value proposition.

Let's turn our attention to the Engineering segment. We are pleased with the continued operational and financial progress in the business. Our second quarter results demonstrate that the initiatives taken under the optimization plan are yielding positive results. Overall, the operations have stabilized, and we are continuing to execute our optimization plan.

As we mentioned last quarter, the teams are laser-focused on sales and marketing efforts to expand our opportunity set. We made good progress during the second quarter in winning new orders. We are cautiously optimistic, but sales cycles are longer today than in the previous year.

Let's turn to an update on our growth projects in the US and Italy. In the second quarter, we remained focused on scaling and executing our growth investments with a disciplined approach, strengthening our operational maturity while expanding capacity to meet customer demand.

Starting from Fishers, we recently completed the initial performance qualification on the first EZ-fill® vial line, and we expect to launch customer validations in the near term. The build-out for our first device program remains on track, and we continue to expect commercial production to begin later this year. As these initiatives come together in Fishers, we are expanding our commercial capabilities and reinforcing our position for future growth.

Turning to Latina, the syringe ramp-up is ongoing as we continue to validate new customers. In addition, our next-generation RTU 400 cartridge line is expected to be completed and installed in the next couple of months with commercial production expected in 2027.

In summary, our second quarter results were in line with our expectations, reflecting the continued strength of our strategy. We are positioning the business around the most attractive areas of the market, particularly biologics, GLP-1 therapies, and integrated drug delivery systems. The divestiture of Balda C. Brewer and our continued investment in platforms such as Alina® and other premium products reinforce our focus on higher-value, differentiated solutions that address the evolving needs of our pharmaceutical customers. At the same time, we are making progress in improving the Engineering segment and advancing our growth investments.

I'll turn the call over to Marco for a review of our financial performance.

Marco Dal Lago:

Thanks, Franco. Before I begin, I'd like to clarify that all comparisons refer to the second quarter of 2025 unless otherwise specified.

Let's start on Page 10. In the second quarter of 2026, revenue grew 8% to €302 million, both on a reported basis and at constant currency rates. This was driven by 9% growth in the BDS segment, which offset a 2% revenue decline in the Engineering segment.

Revenue from high-value solutions increased 16% in the second quarter to €135.9 million and accounted for 45% of total revenue. In the second quarter of 2026, gross profit margin increased 60 basis points to 28.7%. This was driven by the combined improvements in Latina and Fishers, which led to an increase in high-value solutions and improved marginality in the Engineering segment. This was partially offset by the expected increase in depreciation, higher utility costs, and to a lesser extent, currency headwinds.

In the second quarter of 2026, we completed the sale of our California-based subsidiary Balda C. Brewer, which specializes in contract manufacturing services for consumables and point-of-care diagnostic applications. As a result, the company recorded one-time expenses of €12.2 million in connection with the sale and related transaction costs in the second quarter of 2026. The subsidiary was expected to generate revenue of approximately €30 million in fiscal year 2026, and the transaction is expected to be accretive on full year margins.

The sale of Balda C. Brewer and, to a lesser extent, higher startup expenses unfavorably impacted the group's operating profit margin in the second quarter. But on an adjusted basis, operating profit margin increased 250 basis points to 18%.

As expected, the tax rate in the second quarter of 2026 was higher compared with the same period last year. As a reminder, the prior year period benefited from a tax incentive which lowered the Italian statutory corporate income tax rate in fiscal year 2025. But the incentive was not available in 2026. Additionally, there is no corresponding tax benefit on the sale of Balda C. Brewer, which contributed to the increase in the effective tax rate in the quarter.

As a result of the one-time expenses related to the divestment and higher taxes, net profit totaled €23 million, and diluted earnings per share were

€0.08 in the second quarter of 2026. On an adjusted basis, net profit increased 20% to €37.6 million and adjusted diluted earnings per share increased to €0.14. Adjusted EBITDA increased 21% to €78.7 million, and adjusted EBITDA margin increased 280 basis points to 26% in the second quarter of 2026.

Moving to segment results on Page 11. In the second quarter of 2026, revenue from the BDS segment increased 9% to €266.2 million and grew 10% on a constant currency basis. Strong growth in premium Nexa® syringes and, to a lesser extent, Alba® syringes and EZ-fill® vials led to a 16% increase in revenue from high-value solutions to €135.9 million, which represented approximately 51% of segment revenue.

Revenue from other containment and delivery solutions increased 3% to €130.3 million, mostly driven by growth in standard syringes and bulk cartridges, as well as variable compensation tied to a customer contract.

Gross profit increased by €6.6 million in the second quarter of 2026, reflecting the combined improvements in the new plants as we continue to ramp up operations, which led to an increase in high-value solutions. These positive trends were partially offset by the expected higher depreciation, an increase in utilities costs and to a lesser extent, currency headwinds. As a result, gross profit margin decreased by 10 basis points to 31.1% The operating profit margin was impacted by the sale of Balda and declined 330 basis points to 15.8%.

In the second quarter of 2026, revenue from the Engineering segment decreased 2% to €35.8 million due to lower sales in pharma visual inspection and glass converting, which offset growth in the assembling lines and after-sales activities.

In the second quarter of 2026, gross profit margin improved by 540 basis points to 12% and operating profit margin increased 370 basis points to

2.9%. Ongoing efforts under our business optimization plan led to a strong margin expansion as the segment continues to make steady operational and financial progress.

Margins also benefited from improved operating results and a favorable mix in our Danish operations from newly secured projects in 2026, which is helping to refresh the project portfolio. While margins improved in the quarter and the team is making good progress in refreshing the backlog and the pipeline, we continue to remain somewhat cautious due to the elongated sales cycle and project phasing.

Please turn to the next slide for a review of our balance sheet and cash flow. We ended the quarter with cash and cash equivalents of €78.6 million and net debt of €360.3 million. We believe we have adequate liquidity to fund our strategic priorities through a combination of cash on hand, available credit lines, cash generated from operations and the ability to access additional financing.

For the second quarter of 2026, capital expenditures totaled €52 million, mostly related to growth investment in the new plants and for our Alina device program in Germany and contract manufacturing activities.

In the second quarter of 2026, net cash flow from operating activities totaled €31.9 million. Cash used in property, plant and equipment and intangible assets was €65.7 million. Consequently, the company reported negative free cash flow of €32 million for the second quarter of 2026.

Please turn to the next slide for an update of our full-year guidance. The divestiture of our California-based subsidiary has been considered in our full-year guidance with a reduction of revenue for fiscal 2026 of approximately €15 million. This revenue reduction is partially offset by better-than-anticipated currency translation and higher organic growth in our core business. As a result, we now expect revenue in the range of €1.260 billion to €1.280 billion.

The divestiture, while small, is expected to be accretive to margins at the central point of our guide, and we now expect adjusted EBITDA between €335 million to €345.2 million. We are also narrowing the range for adjusted diluted EPS, which we now expect to range between €0.60 to €0.62 for the fiscal year.

Our full-year 2026 guidance assumes the following, the BDS segment is expected to grow on a reported basis high-single-digits; Engineering is expected to decline by mid-single-digits to low-double-digits; High Value Solutions are expected to range between 47% to 48% of total company revenue. Free cash flow is expected to range from breakeven to positive €20 million.

We are updating the tax rate for 2026 and now expect a tax rate of approximately 28.2% adjusted for the divestment. The higher tax rate is expected to be offset by lower-than-anticipated depreciation and amortization and financial expenses.

I will now hand the call back to Franco for closing remarks.

Franco Stevanato:

Overall, we are pleased with our performance in the first half of fiscal 2026, which was in line with our expectations. It further highlights the continued strength of our core business and our ability to capitalize on the market opportunities in biologics, which remains the most attractive and fastest-growing end market. This momentum reflects strong demand for premium containment and delivery solutions serving complex injectable therapies, including biosimilars, monoclonal antibodies, GLP-1 therapies and other advanced treatments.

With the rapid rise of patient adoption of drug delivery devices, pharmaceutical customers are increasingly seeking integrated partners that can combine device innovation, manufacturing expertise, and supply chain reliability. Platforms such as Alina® support this strategy. By demonstrating Stevanato Group's ability to bring together drug containment and delivery device capabilities in a differentiated, commercially relevant solution.

We believe we are uniquely positioned to respond to this market opportunity. Overall, we are squarely focused on growing our premium High-Value Solutions in both drug containment and drug delivery systems to best position the company to capture the rising opportunities in injectable therapies, particularly biologics. Our goal is to move further up the value chain and deliver sustainable, profitable growth and expanded margins and long-term shareholder value.

Q&A

Operator:

Thank you. This is the conference operator; we will now begin the question-and-answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone. To remove yourself from the question queue, please press "*" and "2." Please pick-up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time. We kindly ask you to limit to one question and one follow-up only and join the queue again for any further questions. We will pause for a moment as participants are joining the queue.

First question is from Michael Ryskin, Bank of America.

Avantika:	Hi, this is Avantika on for Mike. Thank you for taking our question. You updated your BDS growth outlook from double-digit…high-single-digit to low-double-digits to now high-single-digits. Can you walk us through what drove that change and whether it reflects only the divestiture or any other changes in the underlying business? Thank you.

Marco Dal Lago:

Yes, thanks for the question. Avantika, Marco speaking. The updated guidance on a reported basis, we updated to high-single-digit. Nevertheless, the organic growth is still double-digit because we reduce by approximately €15 million related to this divestiture, and on the other side, we increase for approximately €8 million related to the lower currency headwind. You probably remember at the beginning of the year we started the year with estimation of €18 million of currency headwind on the top line, all related to BDS segment. After the first half of the year, with approximately €9 million currency headwinds, we can see now the year…the second part of the year more balanced. So we have a total currency headwind in the model of approximately €10 million. So €8 million favorable in currency, €15 million headwind related to the divestiture, and we increased a couple of million our organic growth in our core business.

Avantika:

Okay. Great, thank you for that clarification. And then, as your GLP-1 exposure continues to increase. Are you seeing growth broaden across the non-GLP-1 biologics as well, or is still GLP-1 the primary growth driver for HVS?

Franco Stevanato:

Yes, thank you for the question. So we all know that the GLP-1's are a phenomenal drug class that we will expect to continue to represent a strong long-term, durable tailwind in the next years. But where Stevanato Group is laser-focused in this moment and in the next years to come is on biologics. Biologics is a phenomenal opportunity for Stevanato.

Just to give you some numbers, in the industry there are more than 9,000 injectable assets in the global drug pipeline and more than 60% are going to be in biologics through injections, self-administration. So the reason why we are heavily investing through our plants in Europe, United States, that we are heavily invested in order to expand our proprietary devices in terms of drug delivery systems, the EZ-fill®, ready-to-fill platform is in order to try to maximize our leadership position in the next years to come in biologics.

In 2026, we have delivered 6% of growth in biologics. Most of the reason is because we are at the early stage, more revenue that we are generating from clients that are in Phase 2 and Phase 3. But we have started a big strategic goal is to be filed in these molecule that will represent a tailwinds next year to come.

Avantika:	Great. Thank you so much.

Operator:	Next question is from David Windley, Jefferies.

David Windley:

Hi, good morning. Good afternoon. Thanks for taking my question. Wanted to follow-up on that and your comments in…I think in the release, in your prepared remarks about a move toward premium high-value solutions. So Franco, I was hoping, one, you could talk about which products in your portfolio you consider to be the premium products within high-value solutions. And then, presuming Alina® is one of those, how many countries and kind of what is the size of the opportunity with this recent approval of Alina® for liraglutide? Thanks.

Franco Stevanato:

Thank you, David. First of all, let me share that we are so excited and proud because it took in Stevanato 8 years to develop and launch on the market this Alina® product. We started with our R&D department in 2018…8 years ago; even more, this is the reason why in 2016 we acquired the so-called Balda, Germany today is going to become a sort of hub in order to produce this IP product for Stevanato.

So the fact that now we were validated in Europe, in many countries, for this Alina® product, both for diabetes and for weight-loss management treatment, is going to recognize that Stevanato today plays in what we call Champions League, because we are not serving anymore the product through the CMO business model, but we are serving our IP product. And the difference that at Stevanato that we don't sell only the drug-delivery system. We are selling what we so-called an integrated system approach, where there are always our glass cartridges inside.

Today we are delivering our Alina® pen and our cartridges to what is called a system integrator, our specialized partner that are going to take care of what is related to the devices, the cartridges, the filling, and the regulatory support in order to help many big international biosimilar clients both in Europe and United States to launch on the market this biosimilar. Today Alina® is having very strong traction for what is related to liraglutide, which is the treatment of weight losses.

But what I would like to underline, we are at the very early stage because before this validation, there were a lot of prudent approach for many clients about the functionality of this device. Today, this official registration is opening and boosting the traction of other validations worldwide and where all this production we are going to produce through our plant in Germany. Like I already mentioned last year, we already started last year to renovate and upgrade one big area of production in order to store in heavily industrial production for Alina® in the next years.

In parallel, also, we started to develop and launch our Deora™, that is an evolution of our Alina® product that is perfectly fitting for certain treatment where patient they need a strong accuracy of the doses. And this is the reason why this is the product we are already registered on Alina® is further helping to boost the medium-term reduction. So I want to say, sorry to use my Latin approach, that this is going to be maybe one of our most big milestone in 2026.

David Windley:	So to follow-up the…I presume your enthusiasm suggests to me that Alina® and, I'll get the name wrong, Deora™ are…

Franco Stevanato:	Deora, yes.

David Windley:	…premium products.

Franco Stevanato:	Correct.

David Windley:	I'd love to hear, what are the other ones that you consider premium within high value, and if you would…

Franco Stevanato:	Sure

David Windley:	…of the 47% the 48% of revenue that is high value, what percent of that is currently premium high value? Thank you.

Franco Stevanato:

Alina® is in the range of premium product. The revenue around Alina® already captured in our guidance 2026, and most probably in the next year to come, Alina® will generate double-digit revenue growth in the Alina® product. Where we are also facing a strong traction, strong success on the market is what we call our Alba® syringes, because we launched these syringes many years ago for certain ophthalmic application. Today, we see more and more strong traction customer that are going to adopt the monoclonal antibody. Also here, we are heavily investing in capacity, David, here at the plants at Piombino Dese. In the next phase, we are going also to move industrial capacity into the plants in Fishers in order really to serve the biologic market directly through Fishers.

David Windley:	Okay, thank you.

Franco Stevanato:	You're welcome.

Operator:	Next question is from Paul Knight, KeyBanc Capital Markets.

Paul Knight:	Congratulations, Franco. The long-term potential, I think is obvious with Latina and Fishers. What capacity utilization will Fishers and Latina operate this year?

Franco Stevanato:

So today, the demand that we have in Fisher, Latina is quite…in only 2026, in particular for syringes, Nexa®, Alba®, and cartridges, bulk cartridges, and ready-to-fill, is quite strong, robust, Paul, for both plants. The way that we plan our investment are dedicated with capacity and program that we have with customer. All the number of lines that we have installed and validated in Latina, we are continuous to install and do the validation throughout 2026. In Fishers, are with a direct program where the clients is do the audit, they do the validation, and then we have dedicated lines.

Our approach is always to maintain certain free capacity in order to enhance our plans, to have the flexibility also to do the sampling and the validation for the future programs that we are going to start to host in the next years to come. So all overall, the message is demand is stronger, but also, it's important to keep some space in order to perform the validations.

Marco Dal Lago:

As a reminder, Paul, Marco speaking, we plan to fully ramp up Fishers by the end of 2028. So we still have a way to go there and improving our production and financial performance throughout our next quarters.

Paul Knight:	And then could you, Franco, give us an update on, you were creating centers of excellence within Engineering or where are you in that program?

Franco Stevanato:

Sure. Today we…regarding the Engineering, we have 2 centers. One is in Italy, specialized in visual inspection machines for customized lines for certain assembly technology. And Denmark is going to be specialized in particular for the sophisticated high-speed lines for assembly. So the optimization plan initiative that we start more than 1 years ago, they are delivering positive result. In fact, you see, Paul, are translating also in our revenue, in our marginality that are much better in this quarter, and this is starting to be a signal of trending for the future quarters.

So from Engineering point of view, the organization and the team are really moving in the right direction. Also what we are starting to see positive signals because we are more and more having a good progress in winning new orders, both with our historical clients, and also, we are starting to build a rich pipeline for new clients, in particular for vision inspection. So our goal is really to have a quarter-by-quarter some improvement in terms of revenue and marginality in order to be back to original numbers in more in 2027. But also here, the division has started really to deliver good signal of…in term of revenue marginality.

Paul Knight:	Thank you.

Franco Stevanato:	Welcome.

Operator:	Next question is from Larry Solow, CJS Securities.

Larry Solow:

Great. Good afternoon, everybody. Just a couple of questions. Can you give us just a little flavor, maybe, just on…you said you mentioned GLPs 22%, 23% of revenue. Can you just speak GLPs versus non-GLPs in the high-value products or biologics growth, give us an idea of what that was. Sounds like GLPs grew faster than overall growth. So can you give us any idea of that?

Franco Stevanato:

Sure. Today, Franco speaking. The revenue inside of the BDS segment around biologics represent approximately 42%. So we move where in 2022, we were approximately a little bit less than 20%. Today, we are more than 42%. In this moment, GLP-1 representing a very visible revenue contribution side of biologics because it's already commercial.

We are serving 2 big originator, and we are actively moving in order to maximize our validations through all the biosimilar, both through our syringes, Nexa®, cartridges, ready-to-fill. Also, we have many program around our drug delivery system.

It's also true that we are so engaged with several hundred of clients, both big organization to small startup, in order to really try to maximize our penetration in all the biologics space. So today, in the biologic space, we have delivered plus 6%, like I was mentioning before. Because most of these program are at early stage, they're not represented a big revenue generation. If I can give you a sort of projection. GLP-1 is a well-established opportunistic tailwinds that will continue to grow in the next years. And Biologics, it will be much more spread to many clients and many therapeutic area. And then if you go to combine all these opportunities, going to be much bigger in next years to come compared to GLP-1.

Larry Solow:

Okay, great. And then a follow-up just on the Alina®, if I could just take a clarification. So it sounds like this approval culminates several years of work and this validation feels like you're not building in a lot of revenue specifically to this approval this year, but this validation opens the door for a lot…for several other approvals, and I imagine this is multi-year stuff, so you must have other customers in the queue. Is that fair to say?

Franco Stevanato:

Yes, absolutely. In term of investments…in term of revenue…revenue around Alina® are already captured in 2026 in our guidance. What we can tell to you that we are heavily investing with industrial commercial capacity in our plants in Germany, in the next 12, 24 to 36 months, in order to be able to serve this growing demand. So like I mentioned to you before, we count that Alina® here will help to generate double-digit revenue around Alina product in next years to come, focalized in what we call our premium high-value solutions product.

Today, we have done the first registration with a certain number of clients, first in Europe. In the second part of the year, we will receive additional validation in North America, that what is more important, the fact that now we have this registration on the market is helping to boost and push other traction from other clients, in particular in the biosimilar space, for what is related to weight loss management treatment. So this is the real strategic. Our industry usually is a little bit prudent and conservative. Since there is not a real product on the market, some clients, they are waiting. Now that this is proved, is opening a big, big opportunity next year around our IP product.

Larry Solow:	Got it. Great. I appreciate that. Thank you.

Operator:	Next question is from Brendan Digan, Citi. Brandon?

Brendan Digan:	Can you hear me?

Lisa Miles:	Oh, yes. Thank you. Excellent, Brandon. Yes, we can.

Brendan Digan:

Sorry about that. Don't know what happened there. I was wondering if we could start off by unpacking the Engineering performance in 2Q. I saw a nice rebound up in 1Q and kind of was towards the lower range of the commentary provided on the 1Q call. So I was wondering if you could unpack that a little bit, but then also kind of go into how kind of customer decision timelines have evolved throughout the quarter and what kind of the backlog looks like as we head into the second half of the year.

Franco Stevanato:

I understood the question, sorry, because there was a lot of noise in the microphone. You asked how is the situation with the backlog compared to the first part of the year to the second part of the year?

Brendan Digan:	Yes, so just as you can unpack the Engineering performance in 2Q?

Franco Stevanato:

Today, we have a healthy pipeline that is going to be step-by-step translated in orders. So if you combine from the beginning of the year to the second part of the year, we are starting really to more and more move this pipeline into orders. In fact, we have a very strong progress in winning new orders in particular for what is related to vision special machines, in particular in Europe, in Asia, and technology for assembly for drug delivery systems in Europe and United States. So we see quarter-after-quarter a progression in orders to enlarge the confirmed orders compared to what was the order intake. So the trend is starting to become better and better quarter-after-quarter.

Brendan Digan:

Got it. Thank you. Then I wonder if we can touch on the gross and operating margin assumptions for the full year. I believe, given the divestiture, I was wondering if you could just touch on those. I believe the last guide had around 0 to 30 bps for gross margin and around 50 for operating. So how does that change with the divestiture? Thank you again and congrats on the quarter.

Marco Dal Lago:	Yes, thanks for the question. About our guidance, I am staying at the center point of our guidance. Our plan is to expand the reported gross profit by 50 basis points approximately. If we exclude the one-time event in second quarter, our plan is to increase our adjusted operating profit of 110 basis points compared with last year. And as mentioned in our press release, adjusted EBITDA margin at the center point of the guidance is expected to be at 26.8%, expanding 170 basis points compared with last year. This is driven by slightly improved margin in our BDS segment, improved gross profit margin in our Engineering segment, and disciplining cost management in SG&A and R&D expenses.

Brendan Digan:	Great. Thank you.

Operator:	Next question is from Mac Etoch, Stephens Inc.

Mac Etoch:

Hey, good morning and thank you for taking my questions. Maybe just a follow-up on the previous answer. I think you touched on it a little bit, but the variable compensation that you highlighted within the presentation deck, how much was that? How much of a benefit was that to Q2 margins?

Marco Dal Lago:

Thanks for the question. Marco speaking. So the variable compensation is tied to one specific contract with the long-lasting customer. It provides a fair compensation for a reduction in volumes compared with the committed volumes from the customer. And as a reminder, under the contract terms and conditions, we have protection in place for changes in forecast. So variable consideration compensates us for the cost we had in the quarter, in the first half of the year in term of capacity reservation, workers, labor, depreciation, and so on, so forth, plus a fair compensation of the missing margin.

Mac Etoch:	Thanks for that, Marco. Maybe just to bear down a little bit more on that, is it possible to quantify how much of a benefit it was to the quarter?

Marco Dal Lago:	No, it's not impacting a significant way the quarter. It's a fair compensation of the missing...

Mac Etoch:	Okay.

Marco Dal Lago:	…margin and the cost we had.

Mac Etoch:	Got it. Okay, I appreciate that. Thank you.

Operator:	Next question is from Kall Titchmarsh, Morgan Stanley.

Jason:

Hi, this is Jason on for Kallum. Thank you for taking our questions. So maybe just a question on the Balda Brewer divestiture. Could you just walk us through the strategic rationale for divesting the business and the business profile? What was the growth profile of that business and what was the HVS, non-HVS mix for that business? And I appreciate the comments that the spin-off was margin accretive, but I was wondering if you could quantify that margin uplift? Thank you.

Franco Stevanato:

Thank you. So when, in 2016, we decided to enter in the device space, we asked for 2 decisions. First to acquire Balda, where the big target was the industrial hub in Germany. And when we acquired this company, we discovered there was also a smaller operation in California in south of Los Angeles, so we call Balda C. Brewer specialized more in contract manufacturing of standard consumable products.

So when we are starting to develop our R&D center in Milano, more and more our attention focus was to move the standard diagnostic in order to better serve molecular diagnostic. Now the real goal is really to build a value proposition for our biologic clients in injection in order to deliver not only the glass EZ-fill®, also together with the drug delivery systems.

Now we are in 2026 where most of our investments are in order really to build capacity for drug delivery systems. This plant that is not any more strategic for Stevanato, because it doesn't have any particular strategy to serve this biologics market. So we have decided to pass to this program of divestiture in order really to remove some industrial setup not strategic for our biologic clients.

Marco Dal Lago:

And about the model, we had previously, in our model, approximately €30 million revenue for the year and slightly positive EBITDA. So that's why we are…let's say, our margin is more accretive with this divestiture.

Franco Stevanato:

This initiative really represents another step in order really to move the value chain and the product portfolio of Stevanato industrial setup more versus some accretive high-value solution product to better serve the biologic market. This is one another step like what we have already done last year. We started to slow down a little bit our attention in Europe for the standard ampoules.

Jason:

Great. Thank you for the color. I guess maybe just a question on like, kind of generic GLPs. We've seen patents for semaglutide expire in 2026 in Canada, India, Brazil, and some early generic GLP launches. I'm wondering, will generic GLPs largely use high-value solutions as the current branded GLP-1 drugs? And could you just talk about the opportunity from the generics?

Franco Stevanato:

So today we serve the GLP-1 market to our originators, to our biosimilars. We serve the syringes Nexa®, we serve the cartridges, but mostly cartridges ready-to-fill (EZ-fill® cartridges). Also, we are starting to maximize with all the biosimilars that are entering the market. Today, we see that all the biosimilars, they are practically using the same type of administration of injection. Stevanato is acting to serve to these biosimilars that still are at early phases through syringes Nexa®, cartridges ready-to-fill. Even more, we have started really to deliver what we call the fully integrated system where we're going to add also our proprietary device like Alina®. So this is valid for practically all the regions. Like I was mentioning before, we have started to serve some European markets. Now the next phase to be North America, Latin America, exactly for this type of configuration where there will be only either our syringes or there will be our cartridges plus the Alina® product.

Jason:	Great. Appreciate the color. Thank you.

Operator:	Next question is from Chad Wiatrowski, TD Cowen.

Chad Wiatrowski:	Hey, everyone. Beyond the Balda divestment, are there other segments or SKUs that you view as non-core and could potentially be under strategic review currently?

Franco Stevanato:	At the moment, we don't have a relevant initiative under the radar. It's also true that, if you look at it from the day of the IPO to today, we invested more than €1.3 billion, mostly around high-value products. It's also true that if you look at the strategy of our organization starting from sales, R&D, product management and operation and supply chain, the goal is to build a leadership position in biologics. So indirectly, step-by-step, a little bit less attention in what we call non-high-value products or certain bulk activity, make an example, ampoules that we sell from Europe, from Brazil, some other standard plastic component for diagnostics where, step-by-step, we would like really to reconvert to use this space in order to better serve our EZ-fill® platform, our drug delivery solution. For sure, this is something that we do step-by-step gradually because we want really to evolve our value proposition in the next 1, 2, 3, 4 years, but today, no other relevant initiative.

Chad Wiatrowski:

Got it. That's helpful. And then yes, it was encouraging to see the Alina® approvals. Is there an incentive for pharma customers to order from providers who offer both the glass combined with the proprietary device? And are these approvals symbolic of maybe a broader shift over time where companies who offer more integrated solutions are positioned stronger in a market that's historically been pretty fragmented? Thanks for the questions.

Franco Stevanato:

Today, overall, there is a trend of the pharma industry to outsource as much as they can, the supply chain. It can be…they can use specialized CMO, they can use a company like Stevanato that we sell the integrated offering. So basically, today, there is more and more a visible trend where pharma customers, they try to outsource a big portion of supply chain. The advantage of this system integrated provider…yes very proactive that they don't perform only the filling. They help in this biosimilar…international biosimilar company really to take all the type of activity in order really to collect the devices, the cartridges, to the filling, regulatory support in order to enhance these biosimilars to focalize in the go-to-market. More and more, we see this trend in the industry today. And Stevanato proactively what we do, we use our tech center. We use our specialized hub in Italy and United States in order to try to capture as much as we can big pieces of this supply chain and increase our value proposition.

Operator:	Next question is from Curtis Moiles, BNP Paribas.

Curtis Moiles:

Hey, thank you for taking my questions. So first, just on GLP-1s, I mean obviously that stepped up again as a percentage of revenue compared to 1Q 2026. So maybe you can talk about how you're seeing that progress through the year and whether your sort of mid-teens growth guidance remains intact there.

Marco Dal Lago:

Okay. Starting from the guidance, we can see a double-digit growth compared to last year. So still a significant growth. About the overall market situation, I will hand over to Franco to elaborate more.

Franco Stevanato:

Correct. Today, in the industry, what we see that GLP-1 is really…we are…really what we call at the beginning of this journey because we are…if you look at all the potential opportunities that we have to our originator clients, even more with the biosimilars that are very active in many region sof the world, I think that we are really at the tip of the iceberg. So today there are less than 10% of patient penetration, total potential addressable patient that is 1.5 billion. So we expect that this will continue to represent a strong long-term durable tailwind for all the industry, including Stevanato.

The strategy of Stevanato is really to maximize our penetration through the originators like we have done in the past with insulin and in parallel, try to maximize our presence, our validation in all the biosimilars not only to our EZ-fill® platform, also with our drug delivery systems, because I think the next 5 to 10 years, there will be a lot of opportunities to stay in double-digit only to GLP-1 in next years.

What is important again to underline for the second time that the GLP-1, we want to have a very strong opportunistic approach, but it is limited to one therapeutic class. The real goal of Stevanato and the reason why we have done the IPO in 2021 in order to finance and build this huge hub in the United States and increase the capacity in Europe is because all the biologics market is growing, spread to several tens of hundreds of clients and several therapeutic areas. Is where we want really to play a visible role with all our integrated value propositions starting from EZ-fill® product, syringes, cartridges and vials and move up the value chain to our drug delivery system to certain clients. Through our tech center, we've started to perform also fill-and-finish for non-human use. This is where we really want to focalize SG in the next 5 to 8 years.

Curtis Moiles:

Okay, thank you. And then, moving to the BDS gross margin, I'm just wondering, is this sort of Q2 level a good jumping off point for the remainder of the year as in should we see it ramp a little bit from here, or could it maybe come off a bit?

Marco Dal Lago:

Yes, we expect for BDS to match or overtake the gross profit margin we had in 2025. So we expect in Q3 and Q4 further margin expansion in our BDS segment driven by the growth in Fishers and Latina and driven by the fact that we expect a stronger second half of the year, so a better leverage on our fixed expenses, again mainly driven by Fishers and Latina.

Curtis Moiles:	Got it. Thank you.

Operator:	Next question is from Matt Larew, William Blair.

Matt Larew:

Hi, good morning, and thanks for taking my question. Obviously, a lot's been covered. Just one for me. I know you had a press release a few days ago on the Alina® approvals. You've mentioned it a couple of times today. I know that these were already approved, so I'm curious if these are new or different configurations and thus perhaps new share opportunities for Stevanato. And again, you've covered it a little bit, but just what these approvals mean for you in terms of long-term aspirations in the device space. Thanks.

Franco Stevanato:

So practically, Matt, with this approval in Europe, I mean, there will be additional approval in the second part of the year in the United States. We are going to start to deliver to certain number of clients. We have a big number of clients. We are going to start to deliver our Alina® pen for this liraglutide product together with our cartridges. So translated in number, we are starting to generate revenue with that through selling Alina® in 2026. Even more there will be a progression because these clients are launching the product on the market. The configuration to be Alina® product in different format and with our cartridges.

Matt Larew:	Okay, thank you.

Franco Stevanato:	You're welcome.

Operator:	Ms. Miles, gentlemen, there are no more questions registered at this time.

Lisa Miles:	Thank you very much, everyone, for joining us for Stevanato Group's second quarter 2026 earnings call. We look forward to speaking with you in the future, and enjoy the rest of your summer.